UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Amneal Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

03168L105

(CUSIP Number)

Chirag Patel

c/o Tarsadia Investments, LLC

Attention: Edward Coss

520 Newport Center Drive, Twenty-First Floor

Newport Beach, CA 92660

(949) 610-8022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	13D	Page 1 of 4

1	Names of Reporting Persons Chirag Patel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 21,835,007
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,835,007
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,835,007
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%[1]
14	Type of Reporting Person IN

[1]

The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 306,544,199 shares of Class A Common Stock Outstanding, as described in the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer’s Form 8-K, filed on November 8, 2023.

CUSIP No. 03168L105	13D	Page 2 of 4

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 4, the “Schedule 13D”), by the Reporting Person relating to Class A Common Stock of the New Issuer. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby amended and supplemented by adding the following:

On November 7, 2023, Amneal Pharmaceuticals, Inc. (formerly known as Amneal NewCo Inc.) (“Issuer”) became the successor of Amneal Intermediate Inc. (formerly known as Amneal Pharmaceuticals, Inc.) (“Old PubCo”) pursuant to reorganization transactions in which (i) a direct and wholly-owned subsidiary of the Issuer merged with and into Old PubCo with Old PubCo surviving as a direct wholly-owned subsidiary of the Issuer and, (ii) immediately following such merger, a direct and wholly-owned subsidiary of the Issuer merged with and into Amneal LLC, with Amneal LLC surviving. The transactions resulted in the Issuer becoming a parent holding company of Old PubCo and Amneal LLC.

As a result of the First Merger, the shares of Class A Common Stock and Class B Common Stock of Old PubCo outstanding immediately prior to the First Merger were by operation of law converted into an equal number of shares of class A common stock and class B common stock of the Issuer having the same rights as the Class A Common Stock and Class B Common Stock of Old PubCo had prior to the First Merger. As a result of the Second Merger, all units in Amneal LLC other than those held by Old PubCo were converted into an equal number of shares of class A common stock of the Issuer, and Amneal LLC became a direct and indirect (through Old PubCo) wholly-owned subsidiary of the Issuer. The Reporting Person and each holder of units of Amneal LLC entered into separate stock surrender agreements with the Issuer, pursuant to which the Reporting Person and each holder of units of Amneal LLC, other than Old PubCo, respectively, surrendered all of the shares of class B common stock in the Issuer received in the First Merger for no consideration.

The Tax Receivable Agreement was amended on November 7, 2023 to provide that the payments that those persons who converted their units of Amneal LLC to Class A Common Stock of Old PubCo prior to the subject transaction are entitled to receive with respect to taxable years of Old PubCo beginning after the closing of the transaction will be reduced from 85% to 75% of applicable tax savings. The Tax Receivable Agreement otherwise remained unchanged by the transaction, and there was no accelerated payment thereunder as a result of the transaction. No new tax benefits will accrue under the Tax Receivable Agrement as a result of the subject transaction. A final tax distribution under the Amneal LLC LLCA was made on the closing of the transaction, after which no further tax distributions will be made.

The purpose of the transaction was to eliminate the two-tier structure of Old PubCo.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a) – (b)

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The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 306,544,199 shares of Class A Common Stock outstanding, as described in the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer’s Form 8-K, filed on November 8, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Chirag Patel	21,835,007	7.1	21,835,007	0	21,835,007	0

The Reporting Person owns directly (i) 512,566 shares of Class A Common Stock, (ii) 24,977 shares of Class A Common Stock issuable upon exercise of options exercisable for $15.01 per share, which expire on May 7, 2028 and (iii) 28,044 shares of Class A Common Stock issuable upon exercise of options exercisable for $14.05 per share, which expire on May 6, 2029; and may be deemed to beneficially own 21,269,420 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person.

(c)	The information set forth in Item 4 of this Amendment No. 4 is incorporated by reference herein.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit	Description

4	Amendment No. 1 to the Tax Receivable Agreement, by and among, Amneal Intermediate Inc. (formerly known as Amneal Pharmaceuticals, Inc.), Amneal Pharmaceuticals, Inc. (formerly known as Amneal NewCo Inc.), Amneal Pharmaceuticals LL and Padmesh Patel, solely in his capacity as the Member Representative (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2023).

CUSIP No. 03168L105	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2023

/s/ Chirag Patel
Chirag Patel